17006227

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC Mail Processing Section
FEB 28 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFT FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2312 School Lane
(No. and Street)

Bedford (City) Texas (State) 76021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Sivo 214-989-6902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N Central Expressway, Suite 300 (Address) Dallas (City) Texas (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Tally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFT FINANCIAL GROUP, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deborah G. Means
Notary Public
State of Texas
ID 8102974
02-14-2018

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
BFT Financial Group, LLC

We have audited the accompanying statement of financial condition of BFT Financial Group, LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BFT Financial Group, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of BFT Financial Group, LLC's financial statements. The information in Schedule I is the responsibility of BFT Financial Group, LLC's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 24, 2017

BFT FINANCIAL GROUP, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2016

BFT Financial Group, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	82,817
Other assets		46,424
Total Assets	$	129,241

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	37,215
Total liabilities		37,215
Members' equity		92,026
Total Liabilities and Members' Equity	$	129,241

The accompanying notes are an integral part of these financial statements.

BFT Financial Group, LLC
Statement of Income
For the Year Ended December 31, 2016

Revenue	
Commissions	$ 490,913
Investment management fees	3,571,090
Other revenue	151,473
Total revenue	4,213,476
Expenses	
Registered representatives compensation	3,679,783
Compensation and benefits	270,025
Communications	24,082
Occupancy and equipment costs	62,416
Advertising and promotions	4,722
Data processing	69,499
Regulatory fees	17,698
Other	83,650
Total expenses	4,211,875
Net Income	$ 1,601

The accompanying notes are an integral part of these financial statements.

BFT Financial Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

Balance, December 31, 2015	$	90,425
Net income		1,601
Balance, December 31, 2016	$	92,026

The accompanying notes are an integral part of these financial statements.

BFT Financial Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income	$	1,601
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Change in assets and liabilities:		
Increase in other assets		(20,370)
Decrease in accounts payable and accrued expenses		(50,924)
Net cash provided (used) by operating activities		(69,693)
Cash Flows from Investing Activities		--
Cash Flows from Financing Activities		--
Net decrease in cash		(69,693)
Beginning cash		152,510
Ending cash	$	82,817

Supplemental Disclosures

There was no cash paid for income taxes or interest.

The accompanying notes are an integral part of these financial statements.

BFT FINANCIAL GROUP, LLC
Notes to Financial Statements
December 31, 2016

Note 1 - Accounting Policies Followed by the Company

BFT Financial Group, LLC (a Texas Limited Liability Company) (the "Company") was formed December 8, 1999 and became effective as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) on January 11, 2002. The Company operates under SEC Rule 15c3-3(k)(1) which limits the Company's business to the distribution of mutual funds and variable life insurance or annuities. Additionally, no customer funds or securities can be held, under this provision. The Company is also registered with the SEC as an investment advisor under the Investment Advisers Act of 1940.

Profit and loss are allocated to members in accordance with their percentage ownership of outstanding units. Each member's liability is limited to his capital account balance.

Commission revenues and related expenses are recorded when earned. Advisory fee revenue is earned when services are rendered.

The Company's customers are primarily individuals residing in the Dallas/Fort Worth metropolitan area and other parts of Texas, Nebraska and California.

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination over the statues of limitations, generally three years from the date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016, the Company had net capital of approximately $45,602 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.82 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Related Party Transactions

The Company paid an affiliate $48,000 for office space during 2016.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2016

Schedule I

BFT Financial Group, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

Computation of Net Capital

Total members' equity qualified for net capital	$	92,026
Deductions and/or charges		
Non-allowable assets: Other assets		(46,424)
Net capital before haircuts on securities positions		45,602
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Net capital	$	45,602

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	37,215
Total aggregate indebtedness	$	37,215

Schedule I (continued)

BFT Financial Group, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	2,482
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	5,000
Net capital in excess of minimum required	$	40,602
Net capital less greater of 10% of aggregrate indebtedness, or 120% of net capital	$	41,881
Ratio: Aggregate indebtedness to net capital		0.82 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c 3-1 from the Company's computation.

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
BFT Financial Group, LLC

We have reviewed management's statements, included in the accompanying BFT Financial Group, LLC's Exemption Report, in which (1) BFT Financial Group, LLC (the "Company") identified provision 17 C.F.R. §15c3-3(k)(1) (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 24, 2017

BFT FINANCIAL GROUP

BFT Financial Group, LLC

Exemption Report

BFT Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the year ending December 31, 2015.

I, Stephen Tally, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CEO/CCO

February 24, 2017

BFT FINANCIAL GROUP LLC
2312 School Lane
Bedford, TX 76021
817.354.1090

BFTfinancial.com
member FINRA SIPC MSRB

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
BFT Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by BFT Financial Group, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2016, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 24, 2017

— UPDATE —

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2708*********************MIXED AADC 220
53487 FINRA DEC
BFT FINANCIAL GROUP LLC
2312 SCHOOL LN
BEDFORD TX 76021-4645

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ~~9313.89~~ 9306

B. Less payment made with SIPC-6 filed (exclude interest) (4602.67)

21 July 2016
Date Paid

4711.22

19 Jan 2017

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) ~~4711.22~~ 8

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~4711.22~~ 8

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UPDATE 24 Feb 2017

BFT Financial Group
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO / CCO
(Title)

Dated the 19 day of January, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) ~~$4213468~~ 4213476

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 490,913 ~~487912~~

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 490,913

Total deductions ~~487912~~

2d. SIPC Net Operating Revenues 3722563 ~~$3725556~~

2e. General Assessment @ .0025 $~~9313.89~~

(to page 1, line 2.A.)

9306

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

COMMUNICATIONS WITH THOSE CHARGED WITH GOVERNANCE

To the Members of
BFT Financial Group, LLC

We have audited the financial statements of BFT Financial Group, LLC (the "Company") as of and for the year ended December 31, 2016 and have issued our report thereon dated February 24, 2017. Additionally, we have reviewed management's statement of compliance with the exemption provisions under Rule 15c3-3 and have issued our report dated February 24, 2017. The Public Company Accounting Oversight Board ("PCAOB") standards require that we provide you with the following information related to our audit.

OUR RESPONSIBILITY UNDER STANDARDS SET BY THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (PCAOB)

As stated in our engagement letter dated December 15, 2016, our responsibility, as described by PCAOB standards, is to form and express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

It is also our responsibility, as stated within the signed engagement letter and professional services agreement dated December 15, 2016, to review management's statement included in the Company's exemption report under SEC Rule 17a-5 the identification of the provisions under which the Company claimed an exemption from SEC Rule 15c3-3; that the Company met the identified exemption provisions throughout the year without exception; and identify, if applicable, any exceptions in meeting the identified exemption provision.

Our responsibility is to plan and perform the audit and review in accordance with standards of the PCAOB, and to design the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free from material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we considered the Company's internal control solely for the purpose of determining our audit procedures and not to provide assurance concerning such internal control.

We are also responsible for communicating significant matters related to the financial statement audit and review that, in our professional judgment, are relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

PLANNED SCOPE AND TIMING OF THE AUDIT

We performed the audit according to the planned scope and timing previously communicated to you in the engagement letter dated December 15, 2016 and our planning letter dated December 15, 2016.

SIGNIFICANT AUDIT FINDINGS AND ISSUES

Significant Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and there were no changes in the application of existing policies during 2016. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Critical Accounting Policies and Practices

A Company's accounting policies and practices that are (a) most important to the portrayal of the Company's financial condition and results, and (b) require management's most difficult, subjective or complex judgments, are considered critical accounting policies and practices. Often, a matter is critical as it arises as a result of the need to make estimates about the effects of matters that are inherently uncertain. We believe the following policies and practices are deemed critical:

- Revenue recognition

The Company's financial statement disclosures sufficiently describe revenue recognition. We suggested no modifications to this disclosure.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We reviewed management's assumptions and obtained corroborating evidence to support management's estimates. We identified no critical accounting estimates.

Significant Unusual Transactions

Significant unusual transactions are transactions that are outside the normal course of business for the company or that otherwise appear to be unusual due to their timing, size, or nature. Often times, these transactions will require significant estimates by management that greatly impact the financial statements. We noted no significant unusual transactions during our audit of the financial statements.

REQUIRED COMMUNICATIONS

Qualitative Aspects of Accounting Practices

We are required to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments. Forms of bias may include (1) selective correction of misstatements or identification of additional adjusting entries; (2) bias in the selection and application of accounting principles, and; (3) bias in accounting estimates. We completed our evaluation of the qualitative aspects of significant accounting policies and practices, and did not identify bias in management's judgments. We are also required to evaluate accounting estimates for bias, including whether estimates, while individually reasonable, may not be the estimate best supported by audit evidence. We are also required to perform a retrospective review of estimates and consider "swings" in estimates. We did not observe a trend of bias by management or "swings" in estimates to achieve an expected or desired outcome.

Financial Statement Presentation

We are required to evaluate whether the presentation of the financial statements and related disclosures are in conformity with U.S. GAAP, including the auditor's consideration of the form, arrangement, and content of the financial statements. We have performed the evaluation and believe the financial statements and related disclosures are presented fairly, in all material respects, and in conformity with U.S. GAAP.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Topic 606 provides clarification for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (IFRS). Topic 606 supersedes Topic 605, *Revenue Recognition*, and most industry specific guidance. The ASU will be effective for the Company's year ending December 31, 2018.

On February 25, 2016, FASB issued its new lease accounting guidance in ASU No. 2016-02, *Leases* (Topic 842). Under the new guidance, lessees will be required to recognize a lease liability and a right of use asset for all leases (with the exception of short-term leases) at the commencement date of the lease, and disclose key information about leasing arrangements. Accounting by lessors is largely unchanged. The ASU will be effective for the Company's year ending December 31, 2019.

If, as a result of our procedures, we identify a concern regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective and might have a significant effect on future financial reporting, we are obligated to communicate this to you. We did not identify any concerns with management's anticipated adoption of accounting pronouncements that are not yet effective.

Alternative Accounting Treatments

If we have discussed alternative accounting treatments permissible under U.S. GAAP with management, we are required to communicate the ramifications of this alternative and our preference to you. We did not discuss any alternative accounting treatments with management.

Supplementary Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of BFT Financial Group, LLC's financial statements. The information in Schedule I is the responsibility of BFT Financial Group, LLC's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Difficult or Contentious Matters for which the Auditor Consulted

We are required to communicate to you matters that are difficult or contentious for which we consulted outside the engagement team and that we reasonably determined are relevant to your oversight of the financial reporting process. We did not consult outside the engagement team.

Auditor's Evaluation of the Company's Ability to Continue as a Going Concern

We are required to communicate matters to you, when applicable, relating to our evaluation of the Company's ability to continue as a going concern for a reasonable period of time. No conditions and/or events were identified that, when considered in the aggregate, lead us to believe that there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Departure from the Auditor's Standard Report

We are required to communicate to you when the audit report is expected to be modified or include explanatory language or paragraph. Our audit report is not expected to be modified or include explanatory language or paragraph.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit and review.

Corrected and Uncorrected Misstatements

PCAOB standards require us to accumulate all factual and judgmental misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management.

Uncorrected Misstatements: The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements as a whole.

Disagreements with Management

For purposes of this letter, PCAOB standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letters dated February 24, 2017.

Management Consultation with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Independence Standards

As required by the PCAOB, at least annually, we are to disclose to you, the nature of all relationships between Moss Adams and the Company that may reasonably be thought to bear on our independence. Our letter confirming our independence was previously provided to the Members on December 15, 2016.

Other Matters

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to engagement as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This communication is intended solely for the information and use of the Members and management of BFT Financial Group, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 24, 2017

	IRON CURTAIN APPROACH			
Description	Assets	Liabilities	Equity	Net Income
To reclass prepaid salary amount to a contra-equity account for advances to partners portion of the prepayment	$ (13,815)	$ -	$ 13,815	$ -
To record revenue and expense recognized in 2017 that was earned in 2016	13,734	(12,361)	-	(1,373)
Total Pretax Adjustments	$ (81)	$ (12,361)	$ 13,815	$ (1,373)

	ROLLOVER APPROACH			
Description	Assets	Liabilities	Equity	Revenue
To reclass prepaid salary amount to a contra-equity account for advances to partners portion of the prepayment	$ (13,815)	$ -	$ 13,815	$ -
To record revenue and expense recognized in 2017 that was earned in 2016	13,734	(12,361)	-	(1,373)
Total Pretax Adjustments	$ (81)	$ (12,361)	$ 13,815	$ (1,373)
PRIOR YEAR NET EFFECT To record revenue and expense recognized in 2016 that was earned in 2015				2,019
Total Pretax Adjustments				$ 646

BFT | FINANCIAL GROUP

February 24, 2017

Moss Adams LLP
8750 N. Central Expressway, Ste. 300
Dallas, TX 75231

We are providing this letter in connection with your audit of the financial statements of BFT Financial Group, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2016 and for the year then ended and the related statements of income, changes in members' equity, changes in liabilities subordinated, cash flows, and notes to the financial statements for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except where otherwise stated below, immaterial matters less than $5,040 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the financial statements.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves as of the date of auditor's report,

Financial Statements

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated December 15, 2016, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.
2. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
3. We acknowledge our responsibility for the design, implementation and maintenance of internal controls to prevent and detect fraud.
4. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
5. Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
6. All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.
7. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP.

BFT FINANCIAL GROUP LLC
2312 School Lane
Bedford, TX 76021
817.354.1090

BFTFinancial.com
member FINRA SIPC MSRB

8. We believe that the effects of the uncorrected financial statement misstatements summarized in the schedule below are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

	IRON CURTAIN APPROACH			
Description	Assets	Liabilities	Equity	Net Income
To reclass prepaid salary amount to a contra-equity account for advances to partners portion of the prepayment	$ (13,815)	$ -	$ 13,815	$ -
To record revenue and expense recognized in 2017 that was earned in 2016	13,734	(12,361)	-	(1,373)
Total Pretax Adjustments	$ (81)	$ (12,361)	$ 13,815	$ (1,373)

	ROLLOVER APPROACH			
Description	Assets	Liabilities	Equity	Revenue
To reclass prepaid salary amount to a contra-equity account for advances to partners portion of the prepayment	$ (13,815)	$ -	$ 13,815	$ -
To record revenue and expense recognized in 2017 that was earned in 2016	13,734	(12,361)	-	(1,373)
Total Pretax Adjustments	$ (81)	$ (12,361)	$ 13,815	$ (1,373)
PRIOR YEAR NET EFFECT To record revenue and expense recognized in 2016 that was earned in 2015				2,019
Total Pretax Adjustments				$ 646

Information Provided

9. We have provided you with:

   a. Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters;

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared;

   c. Additional information that you have requested from us for the purpose of the audit;

   d. Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

10. All transactions have been properly recorded in the accounting records and are reflected in the financial statements.

11. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

12. We have no knowledge of any fraud or suspected fraud that affects the entity and involves—

   a. Management,

   b. Employees who have significant roles in internal control, or

   c. Others when the fraud could have a material effect on the financial statements.

13. We have no knowledge of any allegations of fraud or suspected fraud, affecting the entity's financial statements communicated by employees, former employees, analysts, regulators or others.

14. We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing financial statements.

15. We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

16. We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.

17. Net capital computations, prepared by the Company during the period from January 1, 2016 through the date of this letter indicated that the Company was in compliance with the requirements of Rule 15c3-1 at all times during the period.

18. We acknowledge our responsibility for presenting the Computation of Net Capital pursuant to SEC Rule 15c3-1 (supplementary information) required by the SEC in accordance with accounting principles generally accepted in the United States of America and we believe this supplementary information is measured and presented in accordance with the prescribed guidelines. The methods of measurement and presentation of this supplementary information has not changed from those used in the prior periods, and we have disclosed to you any significant assumptions or interpretations underlying the measurement and presentation of the required supplementary information.

19. With respect to the supplemental information presented in relation to the financial statements as a whole:

   a. We acknowledge our responsibility for the fair presentation of the supplemental information in accordance with 17 C.F.R. § 240.17a-5.

   b. We acknowledge our responsibility for the form and content of the supplemental information in conformity with 17 C.F.R. § 240.17a-5.

   c. We believe that supplemental information, including its form and content, is fairly stated, in all material respects.

   d. The methods of measurement or presentation have not changed from those used in the prior period.

   e. The form and content of the supplemental information complies with regulatory requirements of 17 C.F.R. § 240.17a-5, in all material respects.

   f. There were no significant assumptions or interpretations underlying the measurement or presentation of the supplemental information.

20. To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Stephen Tally
Chief Executive Officer and Chief Compliance Officer

John Sivo
Financial Operations Principal

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM
8750 North Central Expressway, Suite 300
Dallas, TX 75231
T (214) 242-7480 F (972) 387-4300

December 15, 2016

BFT Financial Group, LLC
Mr. Stephen Tally, Chief Executive Officer and Member
Mr. John Sivo, Financial Operations Principal
2312 School Lane
Bedford, Texas 76021

Re: Audit and Attest Services

Thank you for the opportunity to provide services to BFT Financial Group, LLC. This engagement letter ("Engagement Letter") and the attached Professional Services Agreement, which is incorporated by this reference, confirm our acceptance and understanding of the terms and objectives of our engagement, and limitations of the services that Moss Adams LLP ("Moss Adams," "we," "us," and "our") will provide to BFT Financial Group, LLC ("you," "your," and "Company").

Scope of Services

You have requested that we perform the following services for BFT Financial Group, LLC:

1.) Audit the Company's statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ending.

2.) Perform audit procedures and report on whether the supplemental information that accompanies the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 (Rule 17a-5) by the U.S. Securities and Exchange Commission ("SEC") is fairly stated, in all material respects, in relation to the financial statements as a whole.

3.) Review, in accordance with the Public Company Accounting Oversight Board's ("PCAOB") Attestation Standard No. 2, management's statements (the "Assertions") in the Company's exemption report, required by Rule 17a-5 as of and for the year ending December 31, 2016 ("Exemption Report"), including:

   i. The provisions under which the Company claimed an exemption from SEC Rule 15c3-3 pursuant to paragraph (k) of that rule;
   ii. That the Company (1) met the identified exemption provisions without exception, or (2) met the identified exemption provisions except as described in the exemption report; and,
   iii. If applicable, that identify each exception in meeting the identified exemption provision (an "exception") and that briefly describes the nature of each exception and the approximate date(s) on which the exception(s) existed.

JMT

Our engagement will be performed in accordance with the standards set forth by the Public Company Accounting Oversight Board. The audit procedures performed on the supplemental information will be performed in conjunction with the audit of the Company's financial statements.

Limitations

The standards of the PCAOB require that we remain independent with respect to our audit clients, including those situations where we also provide nonattest services. This engagement does not include any nonattest services, including preparation of the financial statements, related footnotes, and associated supplementary information. Preparation of these items will be your responsibility.

Timing

Bret M. Robertson is responsible for supervising the engagement and authorizing the signing of the report. We expect to begin our audit on approximately January 23, 2017, complete fieldwork on approximately January 27, 2017, and issue our report no later than February 24, 2017. As we reach the conclusion of the audit and attest procedures, we will coordinate with you the date the audited financial statements will be available for issuance. You understand that (1) you will be required to consider subsequent events through the date the financial statements are available for issuance, (2) you will disclose in the notes to the financial statements the date through which subsequent events have been considered, and (3) the subsequent event date disclosed in the footnotes will not be earlier than the date of the management representation letter and the date of the report of independent auditors.

Our scheduling depends on your completion of the year-end closing and adjusting process prior to our arrival to begin the fieldwork. We may experience delays in completing our services due to your staff's unavailability or delays in your closing and adjusting process. You understand our fees are subject to adjustment if we experience these delays in completing our services.

Designation

Moss Adams agrees that its designation as the Company's auditor is intended to be a continuous designation solely for purposes of the Client's regulatory filing obligations under applicable SEC regulations. This designation is not intended to modify or expand Moss Adams' services to the Company and Moss Adams' services shall continue to be governed by the written agreements for each engagement.

Fees

We estimate that our fees for the services will be approximately $12,300 for the audit and the review of the exemption report. You will also be billed for expenses.

Our ability to provide services in accordance with our estimated fees depends on the quality, timeliness, and accuracy of the Company's records, and, for example, the number of general ledger adjustments required as a result of our work. To assist you in this process, we will provide you with a Client Audit Preparation Schedule that identifies the key work you will need to perform in preparation for the audit. We will also need your accounting staff to be readily available during the engagement to respond in a timely manner to our requests. Lack of preparation, poor records, general ledger adjustments and/or untimely assistance will result in an increase of our fees.

Any billing under this agreement not paid within 30 days of the invoice date will bear interest at the rate of 1% (12% per annum) per month on any unpaid balance.

Reporting

We will issue a written report upon completion of our audit of the Company's financial statements, which will also refer to the audit procedures performed on the supplemental information. We will also issue a written review report upon completion of our review of the Company's Assertions contained in the Exemption Report. Our reports will be addressed to the Board of Directors of the Company. We cannot provide assurance that an unqualified audit opinion or unmodified review report will be expressed. Circumstances may arise in which it is necessary for our opinion to be qualified, adverse or a disclaimer opinion, add an emphasis-of-matter or explanatory paragraph(s), modify our review report, or withdraw from the engagements. Our services will be concluded upon delivery to you of our reports on your financial statements as of and for the year ending December 31, 2016, and on your Exemption Report.

Additional Services

Management of the Company or the Audit Committee may request that we perform additional services not contemplated by this Engagement Letter. If this occurs, we will communicate with you regarding the scope of the additional services and the estimated fees. It is our practice to issue a separate agreement covering additional services. However, absent such a separate agreement, all services we provide you shall be subject to the terms and conditions in the Professional Services Agreement.

This letter and the attached Professional Services Agreement constitute the entire agreement and understanding between Moss Adams LLP and the Company. The Company agrees that in entering into this agreement that it is not and has not relied upon any oral or other representation, promise or statement made by anyone that is not set forth herein.

MOSS ADAMS LLP

We appreciate the opportunity to be of service to you. If you agree with the terms of our engagement as set forth in the Agreement, please sign the enclosed copy of this letter and return it to us with the Professional Services Agreement.

Very truly yours,

Bret M. Robertson,
Partner for
Moss Adams LLP

Enclosures

ACCEPTED AND AGREED:

This Engagement Letter and the attached Professional Services Agreement set forth the entire understanding of **BFT Financial Group, LLC** with respect to this engagement and the services to be provided by Moss Adams LLP:

Signature: ____________

Print Name: Stephen D Talley

Title: CEO / CCO

Date: 1-11-2017

Acknowledged:

I acknowledge the responsibilities and obligations of management and the Company in this letter and the attached Professional Services Agreement:

Authorized signature: ____________

Title: FIN OP

Date: 1/11/2017

Client: 142128
v.10/26/2016

PROFESSIONAL SERVICES AGREEMENT

Audit of Broker Dealers

This Professional Services Agreement (the "PSA") together with the Engagement Letter, which is hereby incorporated by reference, represent the entire agreement (the "Agreement") relating to services that Moss Adams will provide to **BFT Financial Group, LLC**. Any undefined terms in this PSA shall have the same meaning as set forth in the Engagement Letter.

Objective of the Audit

The objective of our audit is the expression of an opinion on the financial statements and supplementary information. Our audit will be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and will include tests of your accounting records and other procedures we consider necessary to enable us to express such an opinion. If our opinion is other than unqualified, we will discuss the reasons with you and the Audit Committee in advance. If, for any reason, we are unable to complete the audit or are unable to form or have not formed an opinion, we may decline to express an opinion or to issue a report as a result of this engagement.

Objective of the Attest Engagement

The objective of our review engagement is to report on whether any material modifications that should be made to the assertions made by management of the Company in their Exemption Report. Our review engagement will be conducted in accordance with the standards of the PCAOB) and will include procedures we consider necessary to enable us to prepare such report. If our procedures identify material modifications to your Exemption Report, we will discuss the reasons with you and the Audit Committee in advance of issuing our report. If, for any reason, we are unable to complete the engagement, we may decline to issue a report as a result of this engagement.

Procedures and Limitations

Our procedures may include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of inventories, and direct confirmation of certain receivables and certain other assets, liabilities, and transaction details by correspondence with selected customers, creditors, and financial institutions. We may also request written representations from your attorneys as part of the engagement, and they may bill you for responding to this inquiry. The supplementary information will be subject to certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. At the conclusion of our audit, we will require certain written representations from management about the financial statements and supplementary information and related matters. Management's failure to provide representations to our satisfaction will preclude us from issuing our report.

An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. Therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. Also, we will plan and perform the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free from material misstatement. Such material misstatements may include errors, fraudulent financial reporting, misappropriation of assets, or noncompliance with the provisions of laws or regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity that may have a direct financial statement impact. Because of the inherent limitations of an audit together with the inherent limitations of internal control, an unavoidable risk exists that some material misstatements may not be detected, even though the audit is properly planned and performed in accordance with PCAOB standards. An audit is not designed to detect immaterial misstatements or noncompliance with the provisions of laws or regulations that do not have a direct and material effect on the financial statements. However, we will inform the Audit Committee of any material errors, fraudulent financial reporting, misappropriation of assets, and noncompliance with the provisions of laws or regulations that come to our attention, unless clearly inconsequential. Our responsibility as auditors is limited to the period covered by our audit and does not extend to any time period for which we are not engaged as auditors.

Our audit will include obtaining an understanding of the Company and its environment, including its internal control sufficient to assess the risks of material misstatements of the financial statements whether due to error or fraud and to design the nature, timing, and extent of further audit procedures to be performed. An audit is not designed to provide assurance on internal control or to identify deficiencies in the design or operation of internal control. However, if, during the audit, we become aware of any matters involving internal control or its operation that we consider to be

significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board, we will communicate them in writing to management and the Audit Committee prior to the issuance of our report.

A review principally consists of inquiries and analysis and cannot be relied upon to disclose all material errors, fraud, or other illegal acts that may exist. Therefore, our review of the Exemption Report will involve judgment about the areas to be subjected to inquiry and analysis. Also, we will plan and perform the review with the objective of obtaining moderate assurance that Management's Assertions (the Assertions) made in the Exemption Report are fairly stated. Such material misstatements may include errors, fraudulent financial reporting, misappropriation of assets, or violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity that may have a direct impact on the assertions management has made in its exemption report. A review differs significantly from an examination of the Assertions, in which the auditor provides reasonable assurance that the Assertions are free from material misstatement. A review does not contemplate: (a) tests of accounting records by obtaining sufficient appropriate evidence through inspection, observation, confirmation, or the examination of source documents, (b) tests of controls to evaluate their effectiveness, (c) obtaining corroborating evidence in response to inquiries, or (d) other procedures ordinarily performed in an examination. Accordingly, a review does not provide the auditor with a basis for obtaining reasonable assurance that the auditor will become aware of all significant findings or issues that would be identified in an audit. A review does not provide a basis for expressing an opinion about whether the Exemption Report is presented fairly, in all material respects.

Management's Responsibility for Financial Statements

As a condition of our engagement, management acknowledges and understands that management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America. We may advise management about applicable accounting principles and their application, but management remains responsible for its accounting policies and the financial statements. Management also acknowledges and understands that management is responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud. This responsibility includes the establishment and maintenance of adequate records and effective control over financial reporting, the selection and application of accounting principles, and the safeguarding of assets. You are responsible for the design and implementation of programs and controls to prevent and detect fraud and informing us about all known or suspected fraud affecting the Company involving: (a) management, (b) employees who have significant roles in internal control, and (c) others where the fraud could have a material effect on the financial statements. You are responsible for informing us of your knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, regulators or others. Management is responsible for adjusting the financial statements to correct material misstatements and for confirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements as a whole. Management is also responsible for identifying and ensuring that the Company complies with applicable laws and regulations.

Management is responsible for making all financial records and related information available to us and for the accuracy and completeness of that information. Management agrees that as a condition of our engagement management will provide us with:

- Access to all information of which management is aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters;
- Additional information that we may request from management for the purpose of the audit; and,
- Unrestricted access to persons within the Company from whom we determine it necessary to obtain audit evidence.

Management's Responsibility for Supplemental Information

Management is responsible for the fair presentation of the supplemental information and the form and content of that supplemental information, in conformity with Rule 17a-5 under the Securities and Exchange Act of 1934 (Rule 17a-5) by the U.S. Securities and Exchange Commission.

Dissemination of Financial Statements

Our report on the financial statements must be associated only with the financial statements that were the subject of our engagement. You may make copies of our report, but only if the entire financial statements (including related footnotes and supplementary information, as appropriate) are reproduced and distributed with our report. You agree not to reproduce or associate our report with any other financial statements, or portions thereof, that are not the subject of this engagement.

You may choose to publish your financial statements electronically on the Company's Internet website. You agree we are not required under professional standards or this Agreement to read or monitor the information contained on your website or to consider the consistency of other information in the electronic site with the original document. However, we reserve the right to review the information as presented on your Internet website and to withdraw our report should we disagree with the form, context or manner of presentation of the financial statements upon which we reported. You agree that upon written notification of our objections you will immediately remove our report and any reference thereto or to Moss Adams from your Internet website.

Offering of Securities

This Agreement does not contemplate Moss Adams providing any services in connection with the offering of securities, whether registered or exempt from registration, and Moss Adams will charge additional fees to provide any such services. You agree not to incorporate or reference our report in a private placement or other offering of your equity or debt securities without our express written permission. You further agree we are under no obligation to reissue our report or provide written permission for the use of our report at a later date in connection with an offering of securities, the issuance of debt instruments or for any other circumstance. We will determine, at our sole discretion, whether we will reissue our report or provide written permission for the use of our report only after we have conducted any procedures we deem necessary in the circumstances. You agree to provide us with adequate time to review documents where (a) our report is requested to be reissued, (b) our report is included in the offering document of referred to therein, or (c) reference to our firm is expected to be made. If we decide to reissue our report or provide written permission to the use of our report, you agree that Moss Adams will be included on each distribution of draft offering materials and we will receive a complete set of final documents. If we decide not to reissue our report or withhold our written permission to use our report, you may be required to engage another firm to audit periods covered by our audit reports, and that firm will likely bill you for its services. While the successor auditor may request access to our engagement documentation for those periods, we are under no obligation to permit such access.

Changes in Professional or Accounting Standards

To the extent that future federal, state, or professional rule-making activities require modification of our audit approach, procedures, scope of work, etc., we will advise you of such changes and the impact on our fee estimate. If we are unable to agree on the additional fees, if any, that may be required to implement any new accounting and auditing standards that are required to be adopted and applied as part of our engagement, we may terminate this Agreement as provided herein, regardless of the stage of completion.

Representations of Management

During the course of our engagement, we may request information and explanations from management regarding, among other matters, the Company's operations, internal control, future plans, specific transactions, and accounting systems and procedures. At the conclusion of our engagement, we will require, as a precondition to the issuance of our report, that management provide us with a written representation letter confirming some or all of the representations made during the engagement. The procedures that we will perform in our engagement will be heavily influenced by the representations that we receive from management. Accordingly, false representations could cause us to expend unnecessary efforts or could cause a material error or fraud to go undetected by our procedures. While we may assist management in the preparation of the representation letter, it is management's responsibility to carefully review and understand the representations made therein.

Fees and Expenses

The Company acknowledges that the following circumstances will result in an increase of our fees:

- Failure to prepare for the audit as evidenced by accounts and records that have not been subject to normal year-end closing and reconciliation procedures;
- Failure to complete the audit preparation work by the applicable due dates;
- Significant unanticipated transactions, audit issues, or other such circumstances;
- Delays causing scheduling changes or disruption of fieldwork;
- After audit or post fieldwork circumstances requiring revisions to work previously completed or delays in resolution of issues that extend the period of time necessary to complete the audit; and,
- An excessive number of audit adjustments.

We will endeavor to advise you in the event these circumstances occur, however we may be unable to determine the impact on the estimated fee until the conclusion of the engagement. We will bill any additional amounts based on the experience of the individuals involved and the amount of work performed.

Billings are due upon presentation and become delinquent if not paid within 30 days of the invoice date. Any past due fee under this Agreement shall bear interest at the highest rate allowed by law on any unpaid balance. In addition to fees, you may be billed for expenses and any applicable sales and gross receipts tax. Direct expenses may be charged based on out-of-pocket expenditures, per diem allotments, and mileage reimbursements, depending on the nature of the expense. Indirect expenses, such as processing and copying, are passed through at our estimated clerical and equipment cost and may be charged as a flat fee. If we elect to suspend our engagement for nonpayment, we may not resume our work until the account is paid in full. If we elect to terminate our services for nonpayment, or as otherwise provided in this Agreement, our engagement will be deemed to have been completed upon written notification of termination, even if we have not completed our work. You will be obligated to compensate us for fees earned for services rendered and to reimburse us for expenses. You acknowledge and agree that in the event we stop work or terminate this Agreement as a result of your failure to pay on a timely basis for services rendered by Moss Adams as provided in this Agreement, or if we terminate this Agreement for any other reason, we shall not be liable to you for any damages that occur as a result of our ceasing to render services.

Subpoena or Other Release of Documents

As a result of our services to you, we may be required or requested to provide information or documents to you or a third-party in connection with governmental regulations or activities, or a legal, arbitration or administrative proceeding (including a grand jury investigation), in which we are not a party. You may, within the time permitted for our firm to respond to any request, initiate such legal action as you deem appropriate to protect information from discovery. If you take no action within the time permitted for us to respond or if your action does not result in a judicial order protecting us from supplying requested information, we will construe your inaction or failure as consent to comply with the request. Our efforts in complying with such requests or demands will be deemed a part of this engagement and we shall be entitled to additional compensation for our time and reimbursement for our out-of-pocket expenditures (including legal fees) in complying with such request or demand.

Document Retention Policy

At the conclusion of this engagement, we will return to you all original records you supplied to us. Your Company records are the primary records for your operations and comprise the backup and support for the results of this engagement. Our records and files, including our engagement documentation whether kept on paper or electronic media, are our property and are not a substitute for your own records. Our firm policy calls for us to destroy our engagement files and all pertinent engagement documentation after a retention period of seven years (or longer, if required by law or regulation), after which time these items will no longer be available. We are under no obligation to notify you regarding the destruction of our records. We reserve the right to modify the retention period without notifying you. Catastrophic events or physical deterioration may result in our firm's records being unavailable before the expiration of the above retention period.

Except as set forth above, you agree that Moss Adams may destroy paper originals and copies of any documents, including, without limitation, correspondence, agreements, and representation letters, and retain only digital images thereof.

Use of Electronic Communication

In the interest of facilitating our services to you, we may communicate by facsimile transmission or send electronic mail over the Internet. Such communications may include information that is confidential. We employ measures in the use of electronic communications designed to provide reasonable assurance that data security is maintained. While we will use our best efforts to keep such communications secure in accordance with our obligations under applicable laws and professional standards, you recognize and accept we have no control over the unauthorized interception of these communications once they have been sent. Unless you issue specific instructions to do otherwise, we will assume you consent to our use of electronic communications to your representatives and other use of these electronic devices during the term of this Agreement as we deem appropriate.

Enforceability

In the event that any portion of this Agreement is deemed invalid or unenforceable, said finding shall not operate to invalidate the remainder of this Agreement.

Entire Agreement

This Professional Services Agreement and Engagement Letter constitute the entire agreement and understanding between Moss Adams and the Company. The Company agrees that in entering into this Agreement it is not relying and has not relied upon any oral or other representations, promise or statement made by anyone which is not set forth herein.

In the event the parties fail to enter into a new Agreement for each subsequent calendar year in which Moss Adams provides services to the Company, the terms and conditions of this PSA shall continue in force until such time as the parties execute a new written Agreement or terminate their relationship, whichever occurs first.

Use of Moss Adams' Name

The Company may not use any of Moss Adams' name, trademarks, service marks or logo in connection with the services contemplated by this Agreement or otherwise without the prior written permission of Moss Adams, which permission may be withheld for any or no reason and may be subject to certain conditions.

Use of Third-Party Service Providers

We may use third party service providers in serving you, including software and data storage providers. You understand that Moss Adams does not control the providers' networks, security or availability of services.

Use of Nonlicensed Personnel

Certain engagement personnel who are not licensed as certified public accountants may provide services during this engagement.

Dispute Resolution Procedure and Venue

This Agreement shall be governed by the laws of the state of Washington, without giving effect to any conflicts of laws principles. If a dispute arises out of or relates to the engagement described herein, and if the dispute cannot be settled through negotiations, the parties agree first to try in good faith to settle the dispute by mediation using an agreed upon mediator. If the parties are unable to agree on a mediator, the parties shall petition the state court that would have jurisdiction over this matter if litigation were to ensue and request the appointment of a mediator, and such appointment shall be binding on the parties. Each party shall be responsible for its own mediation expenses, and shall share equally in the mediator's fees and expenses.

If the claim or dispute cannot be settled through mediation, each party hereby irrevocably (a) consents to the exclusive jurisdiction and venue of the appropriate state or federal court located in King County, state of Washington, in connection with any dispute hereunder or the enforcement of any right or obligation hereunder, and (b) WAIVES ITS RIGHT TO A JURY TRIAL. EACH PARTY FURTHER AGREES THAT ANY SUIT ARISING OUT OF OR RELATED TO THIS AGREEMENT MUST BE FILED WITHIN ONE (1) YEAR AFTER THE CAUSE OF ACTION ARISES.

Termination

This Agreement may be terminated by either party, with or without cause, upon ten (10) days' written notice. In such event, we will stop providing services hereunder except on work, mutually agreed upon in writing, necessary to carry out such termination. In the event of termination: (a) you shall pay us for services provided and expenses incurred through the effective date of termination, (b) we will provide you with all finished reports that we have prepared pursuant to this Agreement, (c) neither party shall be liable to the other for any damages that occur as a result of our ceasing to render services, and (d) we will require any new accounting firm that you may retain to execute access letters satisfactory to Moss Adams prior to reviewing our files.

Regulatory Access to Documentation

The documents created or incorporated into our documentation for this engagement are the property of Moss Adams and constitute confidential information. However, we may be requested to make certain engagement related documents available to regulatory agencies pursuant to authority given to them by law or regulation. If requested and in our opinion a response is required by law, access to such engagement related documents will be provided under the supervision of Moss Adams personnel. Furthermore, upon request, we may provide photocopies of selected engagement related documents to regulatory agencies. The regulatory agencies may intend, or decide, to distribute the photocopies or information contained therein to others, including other government agencies.

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

December 15, 2016

Mr. Stephen Tally, Chief Executive Officer and Member
Mr. John Sivo, Financial Operations Principal
BFT Financial Group, LLC
2312 School Lane
Bedford, Texas 76021

Dear Stephen and John:

This letter confirms our understanding of the nature and limitations of the services we will provide. This Engagement Letter and the attached Professional Services Agreement, which is incorporated herein by this reference, represent the entire agreement (the "Agreement") regarding the services to be rendered by Moss Adams LLP ("Moss Adams," "we," "us," and "our") to BFT Financial Group, LLC ("you", "your," and "Company"). This engagement is solely to assist you and the United States Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with SEC Rule 17a-5(e)(4) under the Securities Exchange Act of 1934. Collectively, the Company, the SEC, FINRA, and SIPC shall be referred to as the "Parties".

In this engagement, we will apply the agreed-upon procedures listed in the *attached Schedule of Agreed-Upon Procedures* to the amounts listed in Form SIPC-7 of BFT Financial Group, LLC for the period from January 1, 2016 to December 31, 2016, prepared in accordance with the SIPC assessment instructions. When we complete our work, we will issue a report setting forth the agreed-upon procedures and our findings. This report is intended solely for the use of the Parties, and should not be used by anyone other than the Parties.

The Company acknowledges that the agreed-upon procedures are designed to comply with SEC Rule 17a-5(e)(4), and that it is solely responsible for the sufficiency of the procedures. We will not evaluate the agreed-upon procedures to determine if they are appropriate for the Parties' purposes. Consequently, we make no representation regarding the sufficiency of the agreed-upon procedures either for the purpose of this engagement or for any other purpose.

In addition, because the agreed-upon procedures do not constitute an examination, we will not express an opinion on the Company's Form SIPC-7 or the Company's compliance with SEC, FINRA, or SIPC instructions, rules, and regulations. Moreover, we have no obligation to perform any procedures beyond those listed in the attached Schedule of Agreed-Upon Procedures. Our report will contain a paragraph indicating that had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Our engagement to apply the agreed-upon procedures will be performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). If, for any reason, we

are unable to complete the agreed-upon procedures, we will either describe any restrictions on the performance of the agreed-upon procedures in our report, or we will not issue a report.

Bret M. Robertson is responsible for supervising the engagement and authorizing the signing of our report. We expect to perform the agreed-upon procedures in February 2017 and issue our report no later than February 24, 2017. If unforeseen difficulties occur which make meeting the February 24, 2017 date improbable, we will inform you immediately. Our ability to meet these targets will be dependent, in part, on the level of preparation and cooperation by your staff. Our services will be concluded upon delivery to you of our report on the agreed-upon procedures applied to Form SIPC-7 of BFT Financial Group, LLC for the year ending December 31, 2016.

The fee is included within the fee in the audit engagement letter. You will also be billed for expenses, if any.

The fee estimate is based on anticipated cooperation from your personnel, the expectation that the Company's records will be in good order, and the assumption that unexpected circumstances will not be encountered during the completion of the agreed-upon procedures. If we find that significant additional time is likely to be necessary, we will attempt to discuss it with you and arrive at a new fee estimate before we incur significant additional fees or expenses.

At the conclusion of our engagement, we will require a representation letter from management that, among other things, will confirm management's responsibility for its Form SIPC-7, its compliance with the applicable instructions of Form SIPC-7, and its compliance with SEC Rule 17a-5(e)(4).

You may specify changes to the scope or nature of the agreed-upon procedures. If this occurs, we will either amend the Schedule of Agreed-Upon Procedures to address the change in agreed-upon procedures, or our report will reflect the changes. In addition, you may request that we perform additional services not contemplated by this Engagement Letter. If this occurs, we will communicate with you regarding the scope of the additional services and the estimated fees. We will also issue a separate agreement covering the additional services. In the absence of another agreement documenting such additional services, our services will be limited to those set forth in this Agreement.

This letter and the attached Professional Services Agreement constitute the entire Agreement and understanding between Moss Adams and the Company. The Company agrees that in entering into this Agreement it is not and has not relied upon any oral or other representation, promise or statement made by anyone which is not set forth herein.

MOSS ADAMS LLP

We appreciate the opportunity to be of service to you. If you agree with the terms of our engagement as set forth in this Agreement, please sign the enclosed copy of this letter and return it to us with the Professional Services Agreement.

Very truly yours,

Bret M. Robertson
Bret M. Robertson,
Partner for
Moss Adams LLP

Enclosures

ACCEPTED AND AGREED:

This Engagement Letter and the attached Professional Services Agreement correctly set forth the entire understanding of the Company with respect to services to be provided by Moss Adams LLP:

BFT Financial Group, LLC

Signature: Stephen D. Talley

Print Name: Stephen D Talley

Title: CEO / CCO

Date: 1-11-2017

MOSS-ADAMS LLP

BFT Financial Group, LLC

Schedule of Agreed-Upon Procedures

1. Compare listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.
2. Compare amounts reported on the Company's annual filing of audited financial statements for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the period from January 1, 2016 to December 31, 2016.
3. Compare all adjustments reported in Form SIPC-7 with supporting schedules and working papers.
4. Recalculate for arithmetical accuracy the calculations reflected on Form SIPC-7 and on the related schedules and working papers supporting the adjustments in procedure 3 above.
5. Compare the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (if applicable).

Information used in the performance of the procedures listed above will be provided by the management of the Company. In performing the procedures listed above, differences of less than $1 will not be considered a difference requiring reporting.

PROFESSIONAL SERVICES AGREEMENT
AGREED-UPON PROCEDURES

This Professional Services Agreement (the "PSA") together with the Engagement Letter, which is hereby incorporated by reference, represents the entire agreement (the "Agreement") relating to services to be provided to **BFT Financial Group, LLC** by Moss Adams. Any undefined terms in this PSA shall have the same meaning as set forth in the Engagement Letter.

Fees and Expenses

Billings are due upon presentation and become delinquent if not paid within 30 days of the invoice date. Any past due fee under this Agreement shall bear interest at the highest rate allowed by law on any unpaid balance. In addition to fees, you may be billed for expenses and any applicable sales and gross receipts tax. Direct expenses may be charged based on out-of-pocket expenditures, per diem allotments, and mileage reimbursements, depending on the nature of the expense. Indirect expenses, such as processing and copying, are passed through at our estimated clerical and equipment cost and may be charged as a flat fee. If we elect to suspend our engagement for nonpayment, we may not resume our work until the account is paid in full. If we elect to terminate our services for nonpayment, or as otherwise provided in this Agreement, our engagement will be deemed to have been completed upon written notification of termination, even if we have not completed our work. The Company will be obligated to compensate us for fees earned for services rendered and to reimburse us for expenses. The Parties acknowledge and agree that in the event we stop work or terminate this Agreement as a result of the Company's failure to pay on a timely basis for services rendered by Moss Adams as provided in this Agreement, or if we terminate this Agreement for any other reason, we shall not be liable to the Parties for any damages that occur as a result of our ceasing to render services.

Subpoena of Documents

As a result of our services to you, we may be required or requested to provide information or documents to a third-party in connection with governmental regulations or activities, or a legal, arbitration or administrative proceeding (including a grand jury investigation), in which we are not a party. You may, within the time permitted for our firm to respond to any request, initiate such legal action as you deem appropriate to protect information from discovery. If you take no action within the time permitted for us to respond or if your action does not result in a judicial order protecting us from supplying requested information, we will construe your inaction or failure as consent to comply with the request. Our efforts in complying with such requests or demands will be deemed a part of this engagement and we shall be entitled to additional compensation for our time and reimbursement for our out-of-pocket expenditures (including legal fees) in complying with such request or demand.

Document Retention Policy

At the conclusion of this engagement, we will return all original records to the party that supplied them to us. Our records and files, including our engagement documentation, whether kept on paper or electronic media, are our property and are not a substitute for the Parties' own records. Our firm policy calls for us to destroy our engagement files and all pertinent engagement documentation after a retention period of seven years (or longer, if required by law or regulation), after which time these items will no longer be available. We are under no obligation to notify the Parties regarding the destruction of our records. We reserve the right to modify the retention period without notifying the Parties. Catastrophic events or physical deterioration may result in our firm's records being unavailable before the expiration of the above retention period.

Except as set forth above, you agree that Moss Adams may destroy paper originals and copies of any documents, including, without limitation, correspondence, agreements, and representation letters, and retain only digital images thereof.

Use of Electronic Communication

In the interest of facilitating our services to you, we may communicate by facsimile transmission or send electronic mail over the Internet. Such communications may include information that is confidential. We employ measures in the use of electronic communications designed to provide reasonable assurance that data security is maintained. While we will use our best efforts to keep such communications secure in accordance with our obligations under applicable laws and professional standards, you recognize and accept we have no control over the unauthorized interception of these

communications once they have been sent. Unless you issue specific instructions to do otherwise, we will assume you consent to our use of electronic communications to your representatives and other use of these electronic devices during the term of this MSA as we deem appropriate.

Enforceability

In the event that any portion of this Agreement is deemed invalid or unenforceable, said finding shall not operate to invalidate the remainder of this Agreement.

Entire Agreement

This Professional Services Agreement and Engagement Letter constitute the entire agreement and understanding between Moss Adams and the Parties. The Company agrees that in entering into this Agreement it has not relied upon any oral or other representations, promises or statements made by anyone which is not set forth herein.

Use of Moss Adams' Name

The Company may not use any of Moss Adams' name, trademarks, service marks or logo in connection with the services contemplated by this Agreement or otherwise without the prior written consent of Moss Adams, which consent may be withheld for any or no reason and may be subject to certain conditions.

Use of Third-Party Service Providers

We may use third party service providers in serving you, including software and data storage providers. You understand that Moss Adams does not control the providers' networks, security or availability of services.

Use of Nonlicensed Personnel

Certain engagement personnel who are not licensed as certified public accountants may provide services during this engagement.

Dispute Resolution Procedure and Venue

This Agreement shall be governed by the laws of the state of Washington, without giving effect to any conflicts of laws principles. If a dispute arises out of or relates to the engagement described herein, and if the dispute cannot be settled through negotiations, the parties agree first to try in good faith to settle the dispute by mediation using an agreed upon mediator. If the parties are unable to agree on a mediator, the parties shall petition the state court that would have jurisdiction over this matter if litigation were to ensue and request the appointment of a mediator, and such appointment shall be binding on the parties. Each party shall be responsible for its own mediation expenses, and shall share equally in the mediator's fees and expenses.

If the claim or dispute cannot be settled through mediation, each party hereby irrevocably (a) consents to the exclusive jurisdiction and venue of the appropriate state or federal court located in King County, state of Washington, in connection with any dispute hereunder or the enforcement of any right or obligation hereunder, and (b) WAIVES ITS RIGHT TO A JURY TRIAL. EACH PARTY FURTHER AGREES THAT ANY SUIT ARISING OUT OF OR RELATED TO THIS AGREEMENT MUST BE FILED WITHIN ONE (1) YEAR AFTER THE CAUSE OF ACTION ARISES.

Termination

This Agreement may be terminated by any party, with or without cause, upon ten (10) days' written notice. In such event, we will stop providing services hereunder except on work, mutually agreed upon in writing, necessary to carry out such termination. In the event of termination: (a) you shall pay us for services provided and expenses incurred through the effective date of termination, (b) we will provide you with all finished reports that we have prepared

pursuant to this Agreement, (c) neither party shall be liable to the other for any damages that occur as a result of our ceasing to render services.

Regulatory Access to Documentation

The documents created or incorporated into our documentation for this engagement are the property of Moss Adams and constitute confidential information. However, we may be requested to make certain engagement related documents available to regulatory agencies pursuant to authority given to them by law or regulation. If requested and in our opinion a response is required by law, access to such engagement related documents will be provided under the supervision of Moss Adams personnel. Furthermore, upon request, we may provide photocopies of selected engagement related documents to regulatory agencies. The regulatory agencies may intend, or decide, to distribute the photocopies or information contained therein to others, including other government agencies.